# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRIMEENERGY RESOURCES CORP, CIK 0000056868
CUSIP: 74158E104
Title of class of securities: Common Stock, $0.10 par value
Address of issuer's principal executive offices: 9821 KATY FREEWAY, SUITE 1050, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 02/11/2026
Filed by CIK 0001015915
Persons authorized to receive notices and communications: Charles E. Drimal, Jr., 9821 Katy Freeway, Houston, Texas (TX), 77024, 713-735-0000

## Reporting persons
- DRIMAL CHARLES E JR (CIK 0001015915): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,323,070; shared voting power 0; sole dispositive power 1,218,144; shared dispositive power 0; aggregate amount beneficially owned 1,323,070 (56.7% of the class)
  Comment: (1) Includes 520,644 shares as to which Mr. Drimal has sole voting and dispositive power, 697,500 shares subject to options, all presently exercisable, and 104,926 shares as to which Mr. Drimal has sole voting power pursuant to voting agreements.
  (2) Includes 520,644 shares as to which Mr. Drimal has sole voting and dispositive power and 697,500 shares subject to options, all presently exercisable.
  (3) Based on (i) 1,635,000 shares of Common Stock outstanding as of November 12, 2025 as disclosed on the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 2025, and (ii) 697,500 shares subject to options, all presently exercisable.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.10 par value
Name of issuer: PRIMEENERGY RESOURCES CORP
Address of issuer's principal executive offices: 9821 KATY FREEWAY, SUITE 1050, HOUSTON, Texas (TX), 77024

## Item 2. Identity and Background
Name of person filing: Charles E. Drimal, Jr.
Residence or business address:
9821 Katy Freeway
Houston, TX 77024
Present principal occupation or employment: Mr. Drimal is the Chairman, Chief Executive Officer and President of the Issuer.
Criminal convictions in the last five years: Mr. Drimal has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Drimal has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
No Shares were bought or sold by Mr. Drimal. This Amendment No. 11 is being filed to report (i) a decrease in the beneficial ownership of shares of the Common Stock by Mr. Drimal pursuant to the termination of certain voting agreements and (ii) the execution of additional voting agreements that replaced certain of the previously disclosed voting agreements, in each case, described in Item 5.

Other than as reported in Item 5 below, Mr. Drimal has no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) Included in the number of Shares reported as beneficially owned by Mr. Drimal are (i) 520,644 Shares as to which Mr. Drimal has sole voting and investment power, (ii) 697,500 Shares subject to options with a strike price from $1.00 - $1.25, all presently exercisable, and (iii) an aggregate 104,926 Shares as to which Mr. Drimal has sole voting power, pursuant to the following voting agreements (the "Voting Agreements"): (A) dated February 11, 2026, between Mr. Drimal and Jan K. Smeets, who is the record holder of 50,000 Shares subject to such Voting Agreement, and (B) dated February 11, 2026, between Mr. Drimal and the William Nygren Revocable Trust, which is the record holder of 54,926 Shares subject to such Voting Agreement (each, a "Holder"). The Voting Agreements with Ms. Smeets and the William Nygren Revocable Trust are effective through December 31, 2026. Each Voting Agreement may be renewed by mutual written agreement between Mr. Drimal and the respective Holder.

The following voting agreements, dated June 30, 2025, were previously scheduled to expire on June 30, 2026 and were terminated effective February 11, 2026: (A) between Mr. Drimal and B.W. Derrick, Inc., which was the record holder of 13,250 Shares subject to such voting agreement as of the execution date, (B) between Mr. Drimal and Nine Three Holdings, LLC, which was the record holder of 9,000 Shares subject to such voting agreement as of the execution date, and (C) between Mr. Drimal and William Derrick, who was the record holder of 1,750 Shares subject to such voting agreement as of the execution date.

The voting agreements, dated June 30, 2025, (A) between Mr. Drimal and the William Frank 2013 REV Trust, which was the record holder of 14,000 Shares subject to such voting agreement as of the execution date, (B) between Mr. Drimal and Ms. Smeets, which was the record holder of 63,000 Shares subject to such voting agreement as of the execution date, and (C) between Mr. Drimal and the William Nygren Revocable Trust, which was the record holder of 54,926 Shares subject to such voting agreement as of the execution date, in each case, expired pursuant to its terms on December 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Drimal has no dispositive power as to such total of all 104,926 Shares subject to the Voting Agreements and no pecuniary interest in such Shares. Based on (x) 1,635,000 Shares outstanding as of November 12, 2025, as disclosed on the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 2025, and (y) 697,500 Shares subject to options, all presently exercisable, Mr. Drimal may be deemed the beneficial owner of 56.7% of the Issuer's outstanding Shares.
Transactions in the class effected during the past sixty days: Mr. Drimal did not effect any transactions in Shares in the sixty days prior to the filing of this Statement.
Other persons with the right to receive dividends or sale proceeds: Each Holder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its Shares subject to the respective Voting Agreement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None, except with respect to the Voting Agreements described in Item 5 above and which are filed herewith.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 3.1 Voting Agreement, dated February 11, 2026, between Jan K. Smeets and Charles E. Drimal, Jr.
Exhibit 3.2 Voting Agreement, dated February 11, 2026, between William Nygren Revocable Trust and Charles E. Drimal, Jr.

## Signatures
- DRIMAL CHARLES E JR: /s/ Charles E. Drimal, Jr., Charles E. Drimal, Jr. (02/12/2026)